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                                                                    EXHIBIT 15.2


                                                   [LOGO]  BLICK
                                                           ROTHENBERG
                                                           Chartered Accountants

                         CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Numbers 33-86466, 33-88034, 333-01578, 333-06098,
333-9134, 333-11530, 333-91330 and 333- 109915) pertaining to the Aladdin
Knowledge Systems Ltd.("the Company") Share Option Plans, of our report dated 29 March, 2004 with respect to the Financial Statements of Aladdin Western Europe Ltd., included in the Company's Annual Report (Form 20-F/A )for the year ended December 31, 2003.


                                                           /s/ BLICK ROTHENBERG
London, UK                                                 BLICK ROTHENBERG
March 16, 2005                                             Chartered Accountants